Exhibit 12.1

Cowen Group, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Six Months Ended	Year ended December 31,
($ in thousands)	June 30, 2014	2013	2012	2011	2010	2009
Earnings
Pre-tax income from continuing operations before adjustment for income	27,625	18,297	(23,509)	(98,610)	(53,090)	(47,245)
Less income (or plus loss) from equity investees	(10,200)	(16,100)	(15,600)	(5,400)	(3,400)	3,300
Plus: fixed charges	6,461	6,248	8,027	10,590	13,578	17,039
Plus: amortization of capitalized interest	—	—	—	—	—	—
Plus: distributed income of equity investees	10,831	19,475	8,053	3,775	2,642	3,526
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(9,403)	(13,193)	(72)	5,827	13,727	16,248
Total Earnings	25,314	14,727	(23,101)	(83,818)	(26,543)	(7,132)
Fixed Charges	6,461	6,248	8,027	10,590	13,578	17,039
Ratio of earnings to fixed charges	3.92	2.36	—	—	—	—